SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 July 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 10 July 2006

ANZ completes 20% investment in China’s
Tianjin City Commercial Bank

ANZ and China’s Tianjin City Commercial Bank (TCCB) today announced the completion of ANZ’s US$111.5 million investment to become the first foreign bank to own a 20 per cent shareholding in a Chinese bank.

ANZ Chief Executive Officer Mr John McFarlane and TCCB President, Mr Wang Jinlong will this evening address a banquet in Tianjin to celebrate the official launch of the strategic partnership.

The allocation of 495,625,000 shares to ANZ is part of a broad strategic partnership, including extensive cooperation and technical assistance. A Share Subscription Agreement was signed in December 2005 and final regulatory approvals for the investment have all now been received.

Mr McFarlane said the partnership with TCCB, one of China’s leading city commercial banks, was the most significant step in the growth of ANZ’s business in Asia to-date.

“Having just celebrated our 20th anniversary in China, ANZ embarks on our next decade in China with even greater momentum as a result of this strategic partnership with TCCB,” Mr McFarlane said.

Mr Wang said the collaboration with ANZ was well-timed to take advantage of TCCB’s existing customer franchise and strong growth opportunities in Tianjin.

“We already have a strong mutual understanding between ANZ and TCCB, which has been achieved through the development of this partnership,” Mr Wang said. “This gives us a solid foundation to work in partnership to expand and build on TCCB’s successful banking business with a renewed focus on retail and small business banking.”

Tianjin Mayor Dai Xianglong said the partnership between ANZ, with its head office in Tianjin’s sister-city of Melbourne, has strong support from the Tianjin Government.

“We, as always, will continue to support the strategic partnership agreed between the two counterparties and look forward to positive outcomes as a result of the cooperation going forward.” Mayor Dai added: “Currently Tianjin has an unprecedented opportunity for development, given incorporation of the Tianjin Binhai new Area as the third national-level development zone following Shenzhen Special Economic Zone and Shanghai Pudong New Area.”

In recent months, ANZ Senior Managing Director, Dr Bob Edgar has visited Tianjin and ANZ has worked closely with TCCB on ‘quick win’ projects to be completed over the next six months.

These projects will cover all of the areas that TCCB and ANZ have agreed are priorities including risk management, retail banking, small and medium sized enterprise lending, and corporate governance. These quick win projects will lead directly into medium-to-long-term projects that will strengthen TCCB’s market position over the next three to five years.

TCCB is one of China’s leading City Commercial Banks in terms of competitiveness and is well-positioned to take advantage of great opportunities for development. It has a network of 180 branches, sub-branches and savings offices serving more than five million customer accounts. Total assets were approximately US$8.5 billion as at December 2005.

Tianjin is the principal distribution and commercial centre for the key Bohai Bay development region. It has a population of 11 million people and is China’s biggest northern port, strategically located approximately 120km east of Beijing. Tianjin’s nominal GDP grew at 14.5 per cent in 2005 to reach US$45.8 billion.

Binhai New Area includes Tianjin’s port, Economic and Technology Development Area (TEDA), the Free-Trade Zone, Tanggu District, Hangu District and Dagang District. The development of Tianjin Binhai New Area has been incorporated into China’s 11th Five-Year Plan. Recently, China’s State Council formally approved Tianjin Binhai New Area as the region for piloting a comprehensive range of reform projects. This has provided Tianjin with a unique opportunity for development and financial reform is at the top of the agenda. The State Council has encouraged innovation by financial institutions and growth in financial markets based in Binhai. . Tianjin Binhai New Area, following the Shenzhen Special Economic Zone and Pudong New Area, will become the third focal point driving China’s economic growth.

Mairi Barton
Senior Manager, Media Relations
Tel: 03-9273 6190 or 0409 655 551
Email: bartonm4@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)
	By:	/s/ John Priestley
Company Secretary
(Signature)*
Date 11 July 2006

* Print the name and title of the signing officer under his signature.